Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the nine months ended September 30, 2006, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 contained in the 2005 annual report for Canadian Superior Energy Inc. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first nine months of 2006 and the 3rd quarter of 2006 compared with the same periods in 2005 unless otherwise indicated. The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”). Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

Additional information relating to Canadian Superior Energy Inc. is available on SEDAR at www.sedar.com.

Net INcome aNd cash Flow From operatIoNs

	($000’s)			($ per boe)
Three Months Ended September 30	2006	2005	% Change	2006	2005	% Change
Gross revenue	$11,343	$15,158	(25)	$43.90	$60.91	(28)
Transportation	158	176	(10)	0.61	0.71	(14)
Revenue	11,185	14,982	(25)	43.29	60.21	(28)
Royalties, net of ARTC	1,544	2,633	(41)	5.98	10.58	(44)
Production and operating expenses	2,174	2,087	4	8.41	8.39	0
Operating netback	7,467	10,262	(27)	28.90	41.24	(30)
General and administrative expenses	3,017	1,176	157	11.68	4.73	147
Interest and other expense (income)	452	199	127	1.75	0.80	119
Foreign exchange gain	6	(45)	(113)	0.02	(0.18)	(113)
Large Corporations Tax	0	61	(100)	0	0.25	(100)
Cash flow from operations	3,992	8,871	(55)	15.45	35.65	(57)
Depletion and amortization	6,533	6,274	4	25.28	25.21	0
Accretion expense for preferred shares	95	0	n/a	0.37	0.00	n/a
Loss on investment	600	0	n/a	2.32	0.00	n/a
Foreign exchange gain	7	0	n/a	(0.02)	0.00	n/a
Future income tax (recovery)	(820)	604	(236)	(3.17)	2.43	231
Stock compensation expense	3,330	498	569	12.89	2.00	544
Net income (loss)	$(5,753)	$1,495	(485)	$(22.27)	$6.01	(471)

	($000’s)			($ per boe)
Nine Months Ended September 30	2006	2005	% Change	2006	2005	% Change
Gross revenue	$35,951	$36,401	(1)	$47.15	$52.84	(11)
Transportation	504	491	3	0.66	0.71	(7)
Revenue	35,477	35,910	(1)	46.49	52.13	(11)
Royalties, net of ARTC	5,899	6,128	(4)	7.74	8.90	(13)
Production and operating expenses	5,740	5,212	10	7.53	7.57	(0)
Operating netback	23,808	24,570	(3)	31.23	35.67	(12)
General and administrative expenses	6,617	4,004	65	8.68	5.81	49
Interest and other expense (income)	942	559	69	1.24	0.81	52
Foreign exchange gain	122	(45)	(371)	0.16	(0.07)	(345)
Large Corporations Tax	33	63	(48)	0.04	0.09	(53)
Cash flow from operations	16,094	19,989	(19)	21.11	29.02	(27)
Depletion and amortization	18,382	16,111	14	24.11	23.39	3
Accretion expense for preferred shares	255	0	n/a	0.33	0.00	n/a
Loss on investment	600	0	n/a	0.79	0.00	n/a
Foreign exchange gain	(678)	0	n/a	(0.16)	0.00	n/a
Future income tax (recovery)	(1,431)	672	(313)	(1.88)	0.98	(292)
Stock compensation expense	5,040	1,593	216	6.61	2.31	186
Net income (loss)	$(6,074)	$1,613	(477)	$(7.97)	$2.34	(440)

The Corporation recorded a net loss of $5.8 million ($0.05 per share) during the 3rd quarter of 2006, down from 3rd quarter of 2005 earnings of $1.5 million ($0.01 per share). For the nine months, the Corporation posted a net loss of $6.1 million ($0.05 per share) down 477% compared to a net income of $1.6 million ($0.01 per share) over 2005. The main reasons for this were substantially lower natural gas prices, increased general and administrative costs and increasing activity ramping up the Corporation’s Trinidad and Tobago projects.

Cash flow from operations for the 3rd quarter decreased 55% to $4.0 million from $8.9 million recorded in 2005. For the first nine months, cash flow of $16.1 million was down 19% from 2005 cash flow of $20.0 million. Lower average gas prices received in the first nine months of 2006 combined with increased general and administrative expenses and increased oilfield services costs are the primary contributors to the cash flow decreases.

productIoN, prIcINg aNd reveNue

	Three Months Ended		Nine Months Ended
	September 30		September 30
Natural gas	2006	2005	2006	2005
Average daily production (mcf/d)	12,983	12,344	13,077	11,609
Average sales price ($/mcf)	$5.95	$9.86	$6.86	$8.42
Natural gas revenue net of transportation ($000’s)	$7,112	$11,194	$24,485	$26,697

Oil and NGLs
Average daily production (bbl/d)	645	647	613	588
Average net sales price ($/bbl)	$68.68	$63.60	$65.47	$57.35
Oil and NGLs revenue net of transportation ($000’s)	$4,073	$3,788	$10,961	$9,212

Barrels of oil equivalent (6:1)
Average daily production (boe/d)	2,808	2,705	2,793	2,523
Average sales price ($/boe)	$43.29	$60.21	$46.49	$52.13
Total oil and gas revenue net of transportation ($000’s)	$11,185	$14,982	$35,447	$35,910

Daily production for the 3rd quarter of 2006 averaged 2,808 boe/d which was up 4% from 2005 production of 2,705 boe/d. Average daily production for the first nine months of 2006, increased to 2,793 boe/d, up from 2,523 boe/d recorded in the same period of 2005. The major reason for the increase is due to the increased coal bed methane production brought on-stream late 2005 and early 2006.

Oil and gas revenue, net of transportation costs of $158,000, during the 3rd quarter of 2006 of $11.2 million was down from $15.0 million in the same period of 2005, which was mainly caused by the lower product prices in the 3rd quarter of 2006. For the first nine months of 2006, oil and gas revenues, net of transportation costs of $504,000, of $35.4 million were roughly flat with 2005 revenues of $35.9 million. The production increases were offset by lower product prices in the 3rd quarter of 2006. The average sales price net of transportation costs for the 3rd quarter of 2006 was $43.29/boe ($5.95/mcf for natural gas and $68.68/bbl for oil and NGLs) down 28% from $60.21/boe in 2005 ($9.86/mcf for natural gas and $63.60/bbl for oil and NGLs). Average sales prices net of transportation costs for the nine months averaged $46.49/boe ($6.86/mcf for natural gas and $65.47/bbl for oil and NGLs) down 11% from $52.13/boe recorded in 2005 ($8.42/mcf for natural gas and $57.35/bbl for oil and NGLs). Gas volumes of 12,983 mcf/d during the 3rd quarter increased 5% compared to 12,344 mcf/d in the same period in 2005, while oil and NGL volumes remained fairly flat at 645 bbls/d in 2006 from an average of 647 bbls/d in 2005. 2006 nine month average gas volumes of 13,077 mcf/d were up 13% from 11,609 mcf/d recorded over the same period in 2005 while oil volumes of 613 bbls/d for the year were up 4% from 2005 sales of 588 bbls/d.

hedgINg

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2006 activities resulted in a gain of $265,000, which was recorded as an increase in oil and gas revenues during the period.

The Corporation has no contracts in place subsequent to September 30, 2006.

royaltIes

Royalties, net of the Alberta Royalty Tax Credit of $125,000, for the 3rd quarter of 2006 of $1.5 million, are down 41% from $2.6 million recorded in 2005. This decrease results from lower product prices received during the quarter. For the first nine months of 2006, royalties, net of the Alberta Royalty Tax Credit of $375,000, were $5.9 million, down 4% from $6.1 million recorded in 2005. Reduced product prices were the main contributor to lower royalties in 2006. The average royalty rate for the 3rd quarter of 2006 was 13.8% of total revenues compared to 2005 royalties of 17.6%. The average royalty rate for the first nine months of 2006 was 16.6% of total revenues, compared to the 2005 royalty rate of 17.1%.

productIoN aNd operatINg expeNses

Third quarter production and operating expenses of $2.2 million were up 4% from 3rd quarter 2005 expenses of $2.1 million. Production and operating expenses for the first nine months of 2006 of $5.7 million were up 10% from 2005 expenditures of $5.2 million. On a boe basis, 3rd quarter 2006 production and operating expenses of $8.41/boe were basically flat with the $8.39/boe recorded for the same period in 2005, compared to an industry average of $10.63 for the same period, while nine month production and operating expenses of $7.53/boe were also basically flat with the 2005 rate of $7.57/boe.

geNeral aNd admINIstratIve expeNses

During the 3rd quarter of 2006, G&A charges of $3.0 million were up 157% from 3rd quarter 2005 G&A charges of $1.2 million. For the first nine months, G&A charges of $6.6 million were up 65% from $4.0 million recorded in 2005. On a unit of production basis, G&A expenses for the quarter were $11.68/boe for 2006 up 147% from $4.73/boe recorded in 2005, while nine month expenses of $8.68/boe were up 49% from $5.81 recorded in 2005. The main reasons for the increase in general and administrative costs includes staff increases, increased employee compensation and salaries, increased costs associated with placing and filing the preferred share issue and costs related to ramping up the Corporation’s Trinidad and Tobago projects.

stock-Based compeNsatIoN expeNse

In September 2003, the CICA issued an amendment to section 3870 “Stock-based compensation and other stock-based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2005. The amendment requires that companies measure all stock-based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Corporation implemented this amended standard in 2005. The Corporation recorded $3.3 million in stock-based compensation expense in the 3rd quarter of 2006, up 498% from $0.5 million in 2005. Stock-based compensation for the first nine months of 2006 was $5.0 million, which was up 216% from $1.6 million reported in 2005. The increase in the 3rd quarter was mainly due to the issuance of 2,745,000 options during the quarter.

INterest aNd other expeNse (INcome)

During the 3rd quarter of 2006 the Corporation incurred $452,000 in interest and other income compared to $199,000 in expenses in 2005. For the nine months, the Corporation generated $942,000 in interest and other income, up from $559,000 expenses incurred in 2005. At the end of the 3rd quarter the Corporation had a drawn balance of $17.2 million on a $30.0 million Western Canada revolving production loan facility.

depletIoN aNd amortIzatIoN

Depletion and amortization expense for the 3rd quarter of 2006 totaled $6.5 million, up 4% from $6.3 million recorded in 2005. For the nine months, depletion and amortization expense totaled $18.4 million, up 14% from $16.1 million recorded in 2005. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast of Canada. Certain East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

taxes

Effective January 1, 2006, the Federal Large Corporation tax has been eliminated from Corporate tax requirements. The Corporation is responsible for the Nova Scotia Large Corporation tax, which was under accrued in 2005, and therefore recorded in 2006 in an amount of $33,930. A future income tax credit of $1,429,000 was recorded in 2006 to adjust

CAPITAL EXPENDITURES

	Three Months Ended			Nine Months Ended
	September 30			September 30
($000’s)	2006	2005	% Change	2006	2005	% Change
Acquisition (disposition)	$56	$0	n/a	$107	$(458)	(123)
Exploration and development	7,227	6,114	18	30,242	15,350	97
Plants and facilities and pipelines	1,884	1,538	22	4,466	2,773	61
Land and lease	1,353	7,532	(82)	3,319	8,406	(61)
Capitalized expenses	2,004	1,519	32	5,809	4,109	41
	$12,524	$16,703	(25)	$43,943	$30,180	46

During the 3rd quarter of 2006, the Corporation incurred $12.5 million of capital expenditures compared to $16.7 million spent in 2005. For the nine months, capital expenditures totaled $44.0 million compared to $30.2 million recorded during the same period in 2005. Increased spending in 2006 is largely attributable to increased drilling activity in Western Canada and capital pre-drill costs, including rig advance payments, coming from increased activity in the Corporation’s Trinidad and Tobago projects.

summary oF Quarterly results

($000’s except production amounts)

	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04
Production
Oil bbls/d	645	570	625	705	647	555	562	691
Gas mcf/d	12,983	12,674	13,580	13,489	12,345	11,375	11,092	12,209
Boe bbls/d	2,808	2,682	2,889	2,953	2,705	2,451	2,411	2,726

Revenue	11,185	10,839	13,423	18,635	14,982	10,808	10,120	11,014
Net income (loss)	(5,753)	254	(575)	1,443	1,495	13	105	280
Income (loss) per share	(0.05)	0.00	0.00	0.01	0.01	0.00	0.00	(0.00)
Cash flow from operations	3,992	5,341	6,761	10,344	8,871	5,775	5,343	5,968
Cash flow per share	$0.03	$0.04	$0.06	$0.09	$0.08	$0.05	$0.05	$0.06

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006 the Corporation had a demand revolving western Canada production loan facility (the “facility”) with a Canadian chartered bank of $30.0 million of which it had drawn $17.2 million. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal on April 30, 2007. At June 30, 2006, $11.0 million was outstanding on the facility. The Corporation currently has Cash deposits of $6.9 million available for corporate purposes. In addition to the $6.9 million of available cash currently on hand, the Corporation has $14.4 million of term deposits posted as security against its remaining offshore Nova Scotia work expenditure bids.

On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of ten US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc. The Warrants comprising part of the Units are exercisable for a period of thirty-six (36) months from the date of issue at an exercise price of US $3.00 per Common Share. As a result of the issuance of the convertible preferred share, the Corporation has a long term liability in the amount of $15.2 million.

The Corporation’s 2006 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. Additional cash may be required to fund planned 2007 and 2008 capital programs, including programs in offshore Nova Scotia and offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farm outs or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred. The Corporation has already pre-paid a significant portion of the Trinidad and Tobago capital program expenditures in an amount of approximately US $26 million.

During June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canada Southern Petroleum Ltd. Canadian Superior offered 2.75 common shares of Canadian Superior Energy Inc. plus CDN $2.50 for each issued and outstanding share of Canada Southern Petroleum Ltd. On July 17, 2006, Canadian Superior revised its offer for Canada Southern Petroleum Ltd. to 2.0 Canadian Superior shares, CDN $2.50 cash and a 25% net profit interest in Canada Southern’s approximately 927 bcfe of natural gas being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands. The offer was for Canada Southern’s approximately 1,100 boe/s of oil and gas production and various lands including Canada Southern’s Arctic island interests. The minimum conditions attached to the revised offer were not met, however, 171,495 Canada Southern shares were tendered to the original offer. Canadian Superior issued 471,612 shares and paid US $383,138.96 (CDN $430,046.39) in taking up these shares. Subsequent to the quarter the Corporation received US $2,246,584 as a result of the sale of the 171,495 Canada Southern Shares at US $13.10 per share.

BusINess rIsks

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

At September 30, 2006, the Corporation had $14.4 million of term deposits posted as security against its remaining offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment. The Corporation is planning to drill offshore Nova Scotia in 2007 and accordingly the majority of these funds would be returned to the Corporation.